File No. 82-1264

BRIDGESTONE

BRIDGESTONE CORPORATION
10-1, KYOBASHI 1-CHOME, CHUO-KU
TOKYO 104-8340, JAPAN
Fax : 81-3-3563-6907

Aug 09, 2007

Office of International Corporate Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs,

We have made public on Aug 09, 2007, the following messages.

- Bridgestone Corporation Announces
  Business and Financial Results for First Half of Fiscal 2007
- Supplementary Information of 2007
- Financial Results for First Half of Fiscal 2007
- Bridgestone to Raise Dividend Projection

In accordance with the Rule 12g 3-2(b), we herewith enclose above documents.

Sincerely,

K. Yamamoto

Komei Yamamoto
Treasurer
General Manager, Investor Relations
Bridgestone Corporation

NEWS RELEASE

FOR IMMEDIATE RELEASE
Contact: Media Center
(81-3) 3563-6811

BRIDGESTONE CORPORATION
Public Relations
10-1,Kyobashi 1-chome,Chuo-ku,Tokyo 104-8340 Japan
Phone : (03)3563-6811
Fax : (03)3567-4615

Bridgestone Corporation Announces Business and Financial Results for First Half of Fiscal 2007

Tokyo (August 9, 2007) - Bridgestone Corporation (the "Company") today announced its consolidated business and financial results for the period January 1 to June 30, 2007, the first half of the current fiscal year (January 1 to December 31, 2007). These results are for the Company and its consolidated subsidiaries, collectively referred to below as the "Companies." The Company had 454 consolidated subsidiaries and 180 equity method affiliates at June 30, 2007.

Here is a summary of the Companies' first half results in 2007 and management's projections for the Companies' sales and earnings performance for the full year of fiscal year 2007. Solely for the convenience of readers, the dollar figures have been calculated at US$1 = ¥123.26, the exchange rate on June 30.

I. Summary of Business and Financial Performance

A. Sales and earnings

1. Overall Results

	FY07 1H	FY06 1H	Increase (decrease)	
	¥ billion	¥ billion	¥ billion	%
Net sales	1,615.6	1,424.8	190.8	13
Operating income	102.0	84.1	17.8	21
Ordinary income	91.3	70.8	20.4	29
Net income	52.9	32.8	20.1	61

A defining trend of the business environment in the first half was continued global upward movement in the cost of crude oil and other raw materials. The Japanese economy continued to recover gradually as a result of improving corporate earnings and increases in capital spending. In the United States, the economy showed solid expansion in the second quarter after a first quarter that showed little growth. This economic performance was based on continued strength in consumer spending, despite a significant slowdown in housing construction and residential

mortgage activity. Economic recovery continued in Europe, supported by strong exports and increasing capital investment. Strong economic growth continued in China while other Asian economies expanded steadily.

Amid such a business environment, the Companies continued efforts to increase production capacity in strategic product lines and continued to benefit from their strengths in research and development. Those efforts enabled the Companies to provide products worldwide in a timely manner that fulfill the quality and performance requirements of customers. Additionally, the Companies also continued group-wide efforts to enhance their portfolio of highly competitive products and businesses despite an increasingly difficult business environment caused by changes in the structure of demand and competition.

As a result, net sales in the first half increased 13% over the previous first half, to ¥1,615.6 billion [$13.1 billion] due in part to the exchange gain on the weaker Japanese yen, while operating income increased 21%, to ¥102.0 billion [$828 million] and ordinary income increased 29%, to ¥91.3 billion [$741 million] as the Companies worked to mitigate the impact of increasing raw material costs. Net income grew 61%, to ¥52.9 billion [$429 million].

The Companies accrued pretax ¥15.8 billion [$128 million] as an extraordinary loss during the first half of the previous fiscal year in connection with the announced closure of two tire plants in the Americas.

2. Segment Information

Note:

The amounts for segment results include inter-segment transactions that are eliminated in calculating the consolidated results.

a. By business segment

		FY07 1H	FY06 1H	Increase (decrease)	
		¥ billion	¥ billion	¥ billion	%
Tires	Sales	1,304.7	1,130.7	173.9	15
	Operating income	75.0	57.9	17.1	30
Diversified Products	Sales	322.1	308.2	13.9	5
	Operating income	26.8	26.1	0.7	3
Consolidated Results	Sales	1,615.6	1,424.8	190.8	13
	Operating income	102.0	84.1	17.8	21

In the tire segment, the Companies' operating income in the first half increased 30% over the previous first half, to ¥75.0 billion [$608 million], on an increase of 15% in sales, to ¥1,304.7

billion [$10.6 billion]. The Companies worked to maximize their sales momentum by introducing appealing new products worldwide, while at the same time, improving and expanding strategic production sites around the world in support of those products that have been identified as strategic and important to the Companies' future growth.

In the diversified products segment, the Companies' operating income in the first half increased 3% over the previous first half, to ¥26.8 billion [$217 million], on an increase of 5% in sales, to ¥322.1 billion [$2.6 billion] due in part to strong sales in the automotive components and the commercial building materials operations in the United States.

b. By geographical segment

		FY07 1H	FY06 1H	Increase (decrease)	
		¥ billion	¥ billion	¥ billion	%
Japan	Sales	658.5	593.7	64.7	11
	Operating income	68.1	53.3	14.7	28
The Americas	Sales	725.2	644.3	80.8	13
	Operating income	18.8	20.1	(1.2)	(6)
Europe	Sales	251.9	199.2	52.7	26
	Operating income	7.9	6.5	1.3	21
Other	Sales	262.0	210.0	52.0	25
	Operating income	17.2	9.5	7.7	81
Consolidated Results	Sales	1,615.6	1,424.8	190.8	13
	Operating income	102.0	84.1	17.8	21

Sales in Japan increased 11%, to ¥658.5 billion [$5.3 billion] over the previous first half, and operating income increased 28%, to ¥68.1 billion [$552 million], despite increasing raw material costs. Unit sales of tires in the domestic market remained on a par with those in the previous first half, while unit exports substantially exceeded those in the previous first half. On the whole, sales in the diversified products business also grew steadily.

In the Americas, the Companies' sales in the first half increased 13%, to ¥725.2 billion [$5.9 billion], due in part to the exchange gain on the weaker Japanese yen, while operating income decreased 6%, to ¥18.8 billion [$153 million], due in part to high raw material costs and an increase of costs associated with expanding operations. Although unit sales of passenger car and light truck tires remained unchanged from the previous first half and unit sales of truck and bus tires declined over the previous first half due mostly to a decrease of OEMs sales, dollar sales exceeded the previous first half's results. In addition to expanding sales of

high-value-added products, almost all operations including the retail and commercial sales operations in North America, the Latin American tire operations and the diversified products businesses showed solid growth.

Sales in Europe increased 26%, to ¥251.9 billion [$2.0 billion] due in part to the exchange gain on the weaker Japanese yen. Operating income was up 21%, to ¥7.9 billion [$64 million], despite increasing raw material costs. Unit sales of passenger car and light truck tires grew steadily, while unit sales of truck and bus tires increased significantly over the previous first half.

In other regions, sales grew 25% to ¥262.0 billion [$2.1 billion], spurred by vigorous marketing activities, efforts to improve and expand production sites in strategic areas and for strategic products, and the exchange gain on the weaker Japanese yen. Operating income increased 81%, to ¥17.2 billion [$140 million], despite increasing raw material costs.

B. Projections

In Japan, management expects unit sales of tires for the domestic market in 2007 to remain on par with the prior year. They also project unit exports of tires to exceed those in 2006.

In the Americas, management projects unit sales of passenger car and light truck tires to remain on par with the prior year. They also project a decline in unit sales of OE truck and bus tires versus the prior year due to the extraordinary demand in 2006 for new truck and bus tires spurred by "pre-buy" activities in advance of new environmental regulations which took effect in January of this year.

In Europe, management expects unit sales gains in passenger car, light truck, truck and bus tires over the prior year.

The operating environment is expected to remain challenging despite burgeoning tire demand, particularly overseas. Profitability is still an issue, however, as the cost of raw materials used in the Companies' products remains high.

The following table presents a summary of management's business projections for 2007.

		FY07 Projections	FY06 Results	Increase (decrease)	
		¥ billion	¥ billion	¥ billion	%
Net sales		3,370.0	2,991.2	378.7	13
Operating income		215.0	190.8	24.1	13
Ordinary income		181.0	159.5	21.4	13
Net income		109.0	85.1	23.9	28
Yen/dollar exchange rate (actual or assumed)	First-half average	¥120	¥116		3
	Full-year average	¥118	¥116		2
Yen/euro exchange rate (actual or assumed)	First-half average	¥160	¥142		13
	Full-year average	¥155	¥146		6

II. Financial Position

1. Cash Flow

		FY07 1H	FY06 1H	Increase (decrease)
		¥ billion	¥ billion	¥ billion
Net cash provided by operating activities		122.5	40.7	81.7
Net cash used in investing activities		(244.9)	(125.2)	(119.7)
Net cash provided by financing activities		123.0	61.7	61.2
Effect of exchange rate changes on cash and cash equivalents		11.5	(0.9)	12.4
Net increase (decrease) in cash and cash equivalents		12.1	(23.6)	35.7
Cash and cash equivalents	At beginning of the first half	198.2	213.5	(15.3)
	At end of the first half	210.3	189.8	20.4

The Companies' cash and cash equivalents increased ¥12.1 billion [$98 million] during the first half of 2007, to ¥210.3 billion [$1,706 million], compared with a decrease of ¥23.6 billion [$191 million] during the prior year first half.

(Cash flow by operating activities)

Net cash provided by operating activities increased ¥81.7 billion [$663 million] compared with the prior year first half, to ¥122.5 billion [$994 million]. The principal contributors to that increase included income before income taxes and minority interests of ¥91.3 billion [$741 million], compared with ¥60.1 billion [$488 million] in the prior year first half; and depreciation and amortization of ¥79.8 billion [$647 million], compared with ¥70.1 billion [$569 million] in the prior year first half. Those contributors offset a decrease in accrued pension and liability for retirement benefits of ¥11.1 billion [$90 million], compared with a decrease of ¥5.0 billion [$41 million] in the prior year first half; and ¥31.9 billion [$259 million] in income taxes paid, compared with ¥32.6 billion [$264 million] in the prior year first half.

(Cash flow by investing activities)

Net cash used in investing activities increased ¥119.7 billion [$971 million] compared with the prior year first half, to ¥244.9 billion [$1,987 million]. Expenditures included payments of ¥131.7 billion [$1,068 million] for purchase of property, plant and equipment, compared with payments of ¥120.3 billion [$976 million] in the prior year first half; and ¥109.6 billion [$889 million] for the acquisition of stock of newly consolidated subsidiaries.

(Cash flow by financing activities)

Net cash provided by financing activities increased ¥61.2 billion [$497 million] compared with the prior year first half, to ¥123.0 billion [$998 million]. The major contributors included a net increase of ¥157.5 billion [$1,278 million] in proceeds from long-term borrowings, compared with ¥38.8 billion [$315 million] in the prior year first half and proceeds from issuance of bonds of ¥14.0 billion [$114 million], compared with ¥16.0 billion [$130 million] in the prior year first half. These increases offset a payment for redemption of bonds of ¥35.8 billion [$290 million], compared with ¥10.8 billion [$88 million] in the prior year first half.

2. Cash Flow Indicators

	FY2005 Jan-June	FY2005 Jan-Dec	FY2006 Jan-June	FY2006 Jan-Dec	FY2007 Jan-June
Shareholders' equity/total assets (%)	42.0	41.6	41.9	38.6	38.9
Market capitalization*/total assets (%)	69.5	70.8	62.8	67.8	60.8
Interest-bearing debt/net cash provided by operating activities (years)	6.2	3.9	8.0	4.7	3.6
Net cash provided by operating activities/interest payments (times) **	6.7	10.1	4.4	7.1	8.6

* Share price on last trading day of June multiplied by number of shares outstanding (after deducting treasury stock)

** Interest payments as listed on Statements of Cash Flows

III. Dividends

At its meeting on August 9, 2007, the Board of Directors declared interim dividends of ¥13 per share, with dividend payments to begin on September 3, 2007.

Management expects dividends for the full year of 2007 to total ¥26 per share, and they expect to propose identical amounts for the year-end dividends.

Forward-Looking Statements

The preceding descriptions of projections and plans are "forward-looking statements," which involve known and unknown risks and uncertainties. Those variables could cause the Companies' actual performance and results to differ substantially from management's projections and plans.

Bridgestone Corporation, headquartered in Tokyo, is the world's largest manufacturer of tires and other rubber products. Tires account for 80 percent of Bridgestone Group sales worldwide. The company also manufactures industrial rubber and chemical products, sporting goods, and other diversified products. It sells its tires and other products in more than 150 nations.

-end

Consolidated Financial Statements

Consolidated Balance Sheet

	FY2006 1H (As of 30 June 2006)			FY2007 1H (As of 30 June 2007)			FY2006 (As of 31 December 2006)			Increase (decrease)
	Yen in million		%	Yen in million		%	Yen in million		%	Yen in million
Assets										
Current Assets:										
Cash and deposits		175,387			175,971			183,319		(7,348)
Notes and accounts receivable		483,950			582,480			565,581		16,899
Short-term investments		4,999			29,951			10,454		19,497
Inventories		522,685			598,094			549,525		48,569
Deferred tax assets		70,458			88,662			74,834		13,828
Other		99,107			101,668			83,799		17,869
Allowance for doubtful accounts		(15,815)			(17,395)			(16,874)		(521)
Total Current Assets		1,340,773	49.0		1,559,434	46.0		1,450,639	47.5	108,795
Fixed Assets:										
Tangible assets										
Building and structures	255,973			338,693			279,088			
Machinery and equipment	346,053			455,294			393,063			
Land	133,787			148,534			137,485			
Construction in progress	107,167			125,281			128,934			
Other	58,856	901,838		71,543	1,139,348		64,841	1,003,413		135,935
Intangible assets		17,844			74,684			18,821		55,863
Investments and other assets										
Investments in securities	295,826			378,271			339,931			
Long-term loans receivable	15,125			14,566			13,024			
Deferred tax assets	113,462			150,971			163,262			
Other	54,850			73,173			65,158			
Allowance for doubtful accounts	(728)	478,536		(891)	616,091		(811)	580,565		35,526
Total Fixed Assets		1,398,218	51.0		1,830,124	54.0		1,602,799	52.5	227,325
Total		2,738,992	100.0		3,389,558	100.0		3,053,439	100.0	336,119

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

	FY2006 1H (As of 30 June 2006)		FY2007 1H (As of 30 June 2007)		FY2006 (As of 31 December 2006)		Increase (decrease)
	Yen in million	%	Yen in million	%	Yen in million	%	Yen in milion
Liabilities							
Current Liabilities:							
Notes and accounts payable	189,257		222,976		212,493		10,483
Short-term borrowings	254,073		388,978		285,102		103,876
Commercial paper	17,815		13,416		8,998		4,418
Current portion of bonds	31,008		17,501		33,012		(15,511)
Income taxes payable	22,972		30,760		30,757		3
Deferred tax liabilities	2,279		2,421		1,408		1,013
Provision for voluntary tire recall	6,634		6,227		6,482		(255)
Accounts payable - other	126,756		152,133		173,390		(21,257)
Accrued expenses	180,895		199,952		180,665		19,287
Other	45,802		55,804		46,134		9,670
Total Current Liabilities	877,495	32.0	1,090,173	32.2	978,444	32.1	111,729
Long-term Liabilities:							
Bonds	127,015		123,001		128,518		(5,517)
Long-term borrowings	225,336		328,063		249,224		78,839
Deferred tax liabilities	73,111		85,195		77,239		7,956
Accrued pension and liability for retirement benefits	185,765		327,988		329,675		(1,687)
Warranty reserve	18,494		22,788		21,270		1,518
Provision for environmental remediation	4,643		3,436		4,418		(982)
Other	41,432		51,648		42,801		8,847
Total Long-term Liabilities	675,799	24.7	942,122	27.8	853,149	27.9	88,973
Total Liabilities	1,553,295	56.7	2,032,296	60.0	1,831,593	60.0	200,703
Net Assets							
Shareholders' equity:							
Common stock	126,354		126,354		126,354		—
Capital surplus	122,078		122,078		122,078		—
Retained earnings	929,076		940,527		887,216		53,310
Treasury stock-at cost	(62,867)		(62,455)		(62,746)		291
Total Shareholders' equity	1,114,641	40.7	1,126,505	33.2	1,072,903	35.1	53,602
Net unrealized gain(loss) and translation adjustments:							
Net unrealized gain on available-for-sale securities	139,515		206,947		170,249		36,697
Deferred gain(loss) on derivative instruments	(53)		47		22		25
Foreign currency translation adjustments	(106,711)		(15,164)		(64,020)		48,856
Total Net unrealized gain(loss) and translation adjustments	32,749	1.2	191,830	5.7	106,251	3.5	85,579
Stock acquisition rights:	—	—	10	—	—	—	10
Minority Interests:	38,305	1.4	38,916	1.1	42,691	1.4	(3,775)
Total Net Assets	1,185,696	43.3	1,357,262	40.0	1,221,846	40.0	135,416
Total	2,738,992	100.0	3,389,558	100.0	3,053,439	100.0	336,119

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

Consolidated Statements of Income

	FY2006 1H (Six months ended 30 June 2006)			FY2007 1H (Six months ended 30 June 2007)			Increase (decrease)		FY2006 (Year ended 31 December 2006)		
	Yen in million		%	Yen in million		%	Yen in million	%	Yen in million		%
Net Sales		1,424,800	100.0		1,615,672	100.0	190,872	–		2,991,275	100.0
Cost of Sales		949,577	66.6		1,084,402	67.1	134,825	0.5		2,005,536	67.0
Gross profit		475,222	33.4		531,270	32.9	56,048	(0.5)		985,739	33.0
Selling, General and Administrative Expenses		391,110	27.5		429,259	26.6	38,149	(0.9)		794,862	26.6
Operating income		84,112	5.9		102,010	6.3	17,898	0.4		190,876	6.4
Non-operating Income											
Interest income	2,017			2,929					4,568		
Dividend income	1,911			2,575					3,019		
Other	7,114	11,043	0.8	11,130	16,635	1.0	5,592	0.2	15,621	23,209	0.8
Non-operating Expenses											
Interest expense	10,558			14,887					22,919		
Foreign currency exchange loss	3,728			662					5,511		
Other	10,028	24,315	1.7	11,777	27,328	1.6	3,013	(0.1)	26,074	54,506	1.9
Ordinary income		70,840	5.0		91,317	5.7	20,477	0.7		159,579	5.3
Extraordinary Income											
Gain on sales of tangible assets	3,485			–					6,356		
Gain on sales of investments in securities	1,708	5,194	0.3	–	–	–	(5,194)	(0.3)	1,733	8,089	0.3
Extraordinary Loss											
Impairment losses on assets	–			–					5,774		
Plant restructuring costs in the Americas	15,886	15,886	1.1	–	–	–	(15,886)	(1.1)	21,743	27,517	0.9
Income before income taxes and minority interests		60,148	4.2		91,317	5.7	31,169	1.5		140,152	4.7
Income taxes - current	20,714			39,231					56,669		
Income taxes - deferred	4,765	25,479	1.8	(3,966)	35,264	2.2	9,785	0.4	(5,404)	51,265	1.8
Minority Interests		1,853	0.1		3,111	0.2	1,258	0.1		3,766	0.1
Net Income		32,815	2.3		52,941	3.3	20,126	1.0		85,120	2.8

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

Consolidated Statements of Cash Flows

	FY2006 1H (Six months ended 30 June 2006)	FY2007 1H (Six months ended 30 June 2007)	Increase (decrease)	FY2006 (Year ended 31 December 2006)
	Yen in million	Yen in million	Yen in million	Yen in million
Cash Flows from Operating Activities				
Income before income taxes and minority interests	60,148	91,317	31,169	140,152
Depreciation and amortization	70,121	79,856	9,735	145,348
Increase (decrease) in accrued pension and liability for retirement benefits	(5,009)	(11,134)	(6,125)	20,846
Interest and dividend income	(3,928)	(5,504)	(1,576)	(7,588)
Interest expense	10,558	14,887	4,329	22,919
Gain on sales of tangible assets	(3,485)	–	3,485	(6,356)
Gain on sales of investments in securities	(1,708)	–	1,708	(1,733)
Impairment losses on assets	–	–	–	5,774
Plant restructuring costs in the Americas	15,886	–	(15,886)	21,743
(Increase) decrease in notes and accounts receivable	46,518	22,945	(23,573)	(16,781)
Increase in inventories	(59,947)	(5,083)	54,864	(64,621)
Increase (decrease) in notes and accounts payable	(34,347)	(9,651)	24,696	6,088
Other	(16,025)	(14,441)	1,584	(42,084)
Subtotal	78,780	163,192	84,412	223,705
Interest and dividends received	3,900	5,563	1,663	7,440
Interest paid	(9,352)	(14,314)	(4,962)	(21,060)
Income taxes paid	(32,600)	(31,940)	660	(60,944)
Net Cash Provided by Operating Activities	40,726	122,501	81,775	149,141
Cash Flows from Investing Activities				
Payments for purchase of tangible assets	(120,300)	(131,773)	(11,473)	(250,223)
Proceeds from sales of tangible assets	3,737	2,424	(1,313)	10,834
Payments for purchase of intangible assets	–	–	–	(1,484)
Payments for investments in securities	(7,253)	(9,568)	(2,315)	(13,091)
Proceeds from sales of investments in securities	2,537	–	(2,537)	2,535
Payments for acquisition of stocks of newly consolidated subsidiaries	–	(109,646)	(109,646)	–
Other	(3,976)	3,600	7,576	(4,279)
Net Cash Used in Investing Activities	(125,255)	(244,963)	(119,708)	(255,708)
Cash Flows from Financing Activities				
Net increase in short-term borrowings	46,491	7,227	(39,264)	64,055
Proceeds from long-term borrowings	38,801	157,597	118,796	64,840
Repayments of long-term borrowings	(12,892)	(8,840)	4,052	(29,168)
Proceeds from issuance of bonds	16,048	14,095	(1,953)	35,756
Payments for redemption of bonds	(10,848)	(35,876)	(25,028)	(27,188)
Payments for purchase of treasury stock	(3,359)	–	3,359	(3,377)
Cash dividends paid	(10,938)	(9,366)	1,572	(20,308)
Other	(1,538)	(1,835)	(297)	(3,212)
Net Cash Provided by Financing Activities	61,763	123,002	61,239	81,397
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(917)	11,565	12,482	9,857
Net Increase(Decrease) in Cash and Cash Equivalents	(23,682)	12,106	35,788	(15,311)
Cash and Cash Equivalents at Beginning of Period	213,581	198,269	(15,311)	213,581
Cash and Cash Equivalents at End of Period	189,898	210,375	20,477	198,269

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

Segment Information

1. Business Segment Information

FY2006 1st Half (Six months ended 30 June 2006) (Yen in million)

	Tires	Diversified Products	Total	Elimination or Corporate	Consolidated
Sales					
(1)Sales to external customers	1,129,338	295,462	1,424,800	–	1,424,800
(2)Intersegment sales and transfers	1,432	12,778	14,210	(14,210)	–
Total	1,130,770	308,240	1,439,011	(14,210)	1,424,800
Operating expenses	1,072,826	282,139	1,354,965	(14,277)	1,340,688
Operating income	57,944	26,101	84,045	66	84,112

FY2007 1st Half (Six months ended 30 June 2007) (Yen in million)

	Tires	Diversified Products	Total	Elimination or Corporate	Consolidated
Sales					
(1)Sales to external customers	1,303,187	312,485	1,615,672	–	1,615,672
(2)Intersegment sales and transfers	1,520	9,678	11,199	(11,199)	–
Total	1,304,707	322,164	1,626,872	(11,199)	1,615,672
Operating expenses	1,229,648	295,289	1,524,938	(11,275)	1,513,662
Operating income	75,059	26,875	101,934	75	102,010

FY2006 (Year ended 31 December 2006) (Yen in million)

	Tires	Diversified Products	Total	Elimination or Corporate	Consolidated
Sales					
(1)Sales to external customers	2,393,165	598,109	2,991,275	–	2,991,275
(2)Intersegment sales and transfers	3,780	28,760	32,541	(32,541)	–
Total	2,396,946	626,870	3,023,816	(32,541)	2,991,275
Operating expenses	2,257,876	575,118	2,832,994	(32,595)	2,800,398
Operating income	139,069	51,752	190,822	54	190,876

2. Geographical Segment Information

FY2006 1st Half (Six months ended 30 June 2006) (Yen in million)

	Japan	The Americas	Europe	Other	Total	Elimination or Corporate	Consolidated
Sales							
(1)Sales to external customers	416,905	639,627	196,818	171,449	1,424,800	–	1,424,800
(2)Intersegment sales and transfers	176,819	4,740	2,387	38,552	222,499	(222,499)	–
Total	593,724	644,368	199,205	210,001	1,647,300	(222,499)	1,424,800
Operating expenses	540,353	624,260	192,674	200,440	1,557,728	(217,040)	1,340,688
Operating income	53,370	20,107	6,531	9,561	89,571	(5,459)	84,112

FY2007 1st Half (Six months ended 30 June 2007) (Yen in million)

	Japan	The Americas	Europe	Other	Total	Elimination or Corporate	Consolidated
Sales							
(1)Sales to external customers	440,386	717,556	249,624	208,105	1,615,672	–	1,615,672
(2)Intersegment sales and transfers	218,134	7,676	2,322	53,931	282,063	(282,063)	–
Total	658,520	725,232	251,947	262,037	1,897,736	(282,063)	1,615,672
Operating expenses	590,384	706,401	244,027	244,740	1,785,553	(271,890)	1,513,662
Operating income	68,135	18,830	7,919	17,296	112,182	(10,172)	102,010

FY2006 (Year ended 31 December 2006) (Yen in million)

	Japan	The Americas	Europe	Other	Total	Elimination or Corporate	Consolidated
Sales							
(1)Sales to external customers	896,742	1,324,038	413,952	356,541	2,991,275	–	2,991,275
(2)Intersegment sales and transfers	358,863	9,533	4,536	84,668	457,602	(457,602)	–
Total	1,255,605	1,333,572	418,489	441,210	3,448,877	(457,602)	2,991,275
Operating expenses	1,138,027	1,291,520	403,612	420,954	3,254,115	(453,716)	2,800,398
Operating income	117,578	42,052	14,876	20,255	194,762	(3,886)	190,876

Per Share Data

	FY2006 1H (Six months ended 30 June 2006)	FY2007 1H (Six months ended 30 June 2007)	Increase (decrease)		FY2006 (Year ended 31 December 2006)
Per Share Data	Yen	Yen	Yen	%	Yen
Net income					
Basic	42.06	67.85	25.79	61.3	109.10
Diluted	42.04	67.83	25.79	61.3	109.07
Cash dividends	12.00	13.00	1.00	8.3	24.00

	FY2006 1H (As of 30 June 2006)	FY2007 1H (As of 30 June 2007)	FY2006 (As of 31 December 2006)	Increase (decrease)	
	Shares in thousand	Shares in thousand	Shares in thousand	Shares in thousand	%
Common stock issued and outstanding	780,091	780,311	780,157	154	–

Nonconsolidated Financial Highlights (Parent Company)

	FY2006 1H (Six months ended 30 June 2006)		FY2007 1H (Six months ended 30 June 2007)		Increase (decrease)		FY2006 (Year ended 31 December 2006)	
Statements of income	Yen in million	%	Yen in million	%	Yen in million	%	Yen in million	%
Net sales	445,448	100.0	504,253	100.0	58,805	–	945,892	100.0
Operating income	46,463	10.4	63,226	12.5	16,763	2.1	95,211	10.1
Ordinary income	53,356	12.0	74,286	14.7	20,930	2.7	99,523	10.5
Net income	39,237	8.8	48,759	9.7	9,522	0.9	61,552	6.5

	FY2006 1H (As of 30 June 2006)	FY2007 1H (As of 30 June 2007)	FY2006 (As of 31 December 2006)	Increase (decrease)	
	Yen in million	Yen in million	Yen in million	Yen in million	%
Total assets	1,617,993	1,722,203	1,711,188	11,015	0.6
Net assets	1,062,109	1,127,353	1,088,264	39,089	3.6

(Financial information is prepared in accordance with accounting principles generally accepted in Japan)

August 9, 2007

Supplementary Information of 2007

1. Consolidated

(1) Financial Highlights (1st half)

(Yen in billion)

			Unit	2003			2004			2005			2006			2007		
				Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY
Consolidated Results																		
Income Statement	Net sales			1,112.1	100	102	1,153.2	100	104	1,256.2	100	109	1,424.8	100	113	1,615.6	100	113
	Operating income			71.3	6.4	98	91.9	8.0	129	92.0	7.3	100	84.1	5.9	91	102.0	6.3	121
	Ordinary income			65.8	5.9	118	86.8	7.5	132	88.6	7.1	102	70.8	5.0	80	91.3	5.7	129
	Net income			31.9	2.9	131	52.2	4.5	164	101.7	8.1	195	32.8	2.3	32	52.9	3.3	161
													excl. extraordinary items(*1)		70			
Segment Information																		
Business (*2)	Tire	Sales		884.2		102	918.3		104	998.1		109	1,130.7		113	1,304.7		115
		OP		54.8		97	73.6		134	68.6		93	57.9		84	75.0		130
		OP margin	%	6.2			8.0			6.9			5.1			5.8		
	Diversified	Sales		240.0		101	246.9		103	273.0		111	308.2		113	322.1		105
		OP		16.3		101	18.0		110	23.2		129	26.1		112	26.8		103
		OP margin	%	6.8			7.3			8.5			8.5			8.3		
Area(*2)	Japan	Sales		507.3		105	510.6		101	546.9		107	593.7		109	658.5		111
		OP		56.9		101	57.6		101	58.2		101	53.3		92	68.1		128
		OP margin	%	11.2			11.3			10.6			9.0			10.3		
	Americas	Sales		477.7		95	485.6		102	538.6		111	644.3		120	725.2		113
		OP		2.2		47	15.5		693	19.2		124	20.1		104	18.8		94
		OP margin	%	0.5			3.2			3.6			3.1			2.6		
	Europe	Sales		142.1		120	156.4		110	178.5		114	199.2		112	251.9		126
		OP		6.4		221	8.5		133	8.6		101	6.5		75	7.9		121
		OP margin	%	4.5			5.5			4.9			3.3			3.1		
	Others	Sales		170.9		126	194.2		114	223.6	(*3)	115	210.0		94	262.0		125
		OP		13.0		119	9.8		76	10.7		109	9.5		89	17.2		181
		OP margin	%	7.6			5.1			4.8			4.6			6.6		
Market	Sales	Domestic		335.6	30	99	338.1	29	101	344.8	27	102	360.1	25	104	371.3	23	103
		Overseas		776.5	70	103	815.1	71	105	911.4	73	112	1,064.6	75	117	1,244.3	77	117
Capital	Depreciation			49.7	4.5	84	50.7	4.4	102	58.8	4.7	116	68.4	4.8	116	77.6	4.8	113
	Capital expenditure			58.6		134	79.5		136	83.8		105	110.8		132	114.5		103
	R&D			34.8	3.1	103	34.6	3.0	99	38.5	3.1	111	42.3	3.0	110	41.7	2.6	99
	Interest expenses			3.4	0.3	55	2.6	0.2	78	3.5	0.3	134	6.6	0.5	186	9.3	0.6	142
	Borrowings			536.3		100	488.8		91	544.4		111	655.2		120	870.9		133

(*1)% vs PY excluding (i) etxtraordinary items (net gain 77.8 billion yen) mainly from return to the Japanese government of the substitutional portion of an employee pension plan for FY 2005

(ii) etxtraordinary items (net loss 10.6 billion yen) due mainly to Plant restructuring costs in the Americas for FY 2006

(*2)Segment Information (Business, Area): Including transactions caused by businesses among segments

(*3)Adjusted sales amount reflecting the renewal of trade contract among segments, being applied since 2006: 173.2 billion yen

(2) Financial Highlights (full year)

(Yen in billion)

			Unit	2003			2004			2005			2006			2007		
				Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Plan	%	vs.PY
Consolidated Results																		
Income Statement	Net sales			2,303.9	100	102	2,416.6	100	105	2,691.3	100	111	2,991.2	100	111	3,370.0	100	113
	Operating income			183.2	8.0	100	197.6	8.2	108	213.8	7.9	108	190.8	6.4	89	215.0	6.4	113
	Ordinary income			167.2	7.3	113	181.5	7.5	109	198.1	7.4	109	159.5	5.3	81	181.0	5.4	113
	Net income			88.7	3.9	196	114.4	4.7	129	180.7	6.7	158	85.1	2.8	47	109.0	3.2	128
													excl. extraordinary items(*1)		87			
Segment Information																		
Business (*2)	Tire	Sales		1,837.9		102	1,931.8		105	2,156.7		112	2,396.9		111	2,745.0		115
		OP		148.3		96	160.2		108	167.9		105	139.0		83	167.0		120
		OP margin	%	8.1			8.3			7.8			5.8			6.1		
	Diversified	Sales		484.5		104	512.7		106	564.7		110	626.8		111	649.0		104
		OP		34.6		122	36.4		105	45.8		126	51.7		113	50.0		97
		OP margin	%	7.1			7.1			8.1			8.3			7.7		
Area(*2)	Japan	Sales		1,055.1		102	1,068.8		101	1,162.3		109	1,255.6		108	1,364.0		109
		OP		129.1		95	131.1		102	138.3		105	117.5		85	128.0		109
		OP margin	%	12.2			12.3			11.9			9.4			9.4		
	Americas	Sales		977.6		99	1,018.9		104	1,157.9		114	1,333.5		115	1,519.0		114
		OP		19.5		105	26.6		137	38.9		146	42.0		108	45.0		107
		OP margin	%	2.0			2.6			3.4			3.2			3.0		
	Europe	Sales		291.1		120	325.5		112	366.9		113	418.4		114	499.0		119
		OP		15.4		187	22.0		143	19.6		89	14.8		76	16.0		108
		OP margin	%	5.3			6.8			5.3			3.6			3.2		
	Others	Sales		352.6		121	405.3		115	497.9	(*4)	123	441.2		89	529.0		120
		OP		21.5		99	17.6		82	21.0		119	20.2		96	33.0		163
		OP margin	%	6.1			4.4			4.2			4.6			6.2		
Market	Sales	Domestic		710.0	31	96	716.0	30	101	746.0	28	104	777.3	26	104			
		Overseas		1,593.8	69	106	1,700.5	70	107	1,945.2	72	114	2,213.8	74	114			
Balance Sheet	Total Assets			2,220.6			2,333.7			2,709.9			3,053.4					
	ROA		%	4.1			5.0			7.2			3.0					
	Net Assets			887.9			934.9			1,128.5			1,221.8					
	ROE		%	10.5			12.6			17.5			7.4					
Capital	Depreciation			98.8	4.3	88	106.0	4.4	107	123.7	4.6	117	142.6	4.8	115	169.0	5.0	118
	Capital expenditure	Tire		139.2		145	168.8		121	178.4		106	230.8		129	253.0		110
		Diversified		16.4		80	22.1		135	25.2		114	30.5		121	32.0		105
		Total		155.7		133	190.9		123	203.6		107	261.3		128	285.0		109
	R&D(*3)	Tire		57.2	3.1	105	59.6	3.1	104	65.1	3.0	109	71.4	3.0	110	70.0	2.6	98
		Diversified		13.7	2.8	100	13.2	2.6	96	14.2	2.5	108	15.2	2.4	107	17.0	2.6	112
		Total		70.9	3.1	104	72.8	3.0	103	79.4	3.0	109	86.6	2.9	109	87.0	2.6	100
	Interest payment			6.6	0.3	58	6.3	0.3	97	9.1	0.3	144	15.3	0.5	167			
	Borrowings			487.2		104	479.5		98	579.7		121	704.8		122	860.0		122
No. of Employee				108,741		102	113,699		105	123,727		109	126,326		102			
Production	Domestic		10,000t	61			62			64			64			64		
	Overseas	Americas	10,000t	60			63			64			62			59		
		Europe	10,000t	17			18			19			20			22		
		Others	10,000t	30			34			38			39			42		
	Overseas total		10,000t	107			114			121			122			123		
	Total production		10,000t	169			176			185			186			188		
	Overseas prod. ratio		%	64			65			66			65			66		

(*1)% vs PY excluding (i) extraordinary gains 82.8 billion yen arising mostly from the return to the Japanese government of the substitutional portion of an employee pension plan; extraordinary losses 36.3 billion yen due mainly to payment in line with the settlement agreement concluded with Ford Motor Company; and tax gains 40.9 billion yen in line with the recognition of deferred tax assets through reversal of valuation allowance for FY 2005

(ii) etxtraordinary items (net loss 19.4 billion yen) due mainly to Plant restructuring costs in the Americas for FY 2006

(*2)Segment Information (Business, Area): Including transactions caused by businesses among segments

(*3) % to sales: Percentage to sales including intersegment sales

(*4)Adjusted sales amount reflecting the renewal of trade contract among segments, being applied since 2006: 375.5 billion yen

2. Non-Consolidated

(1) Financial Highlights (1st half)

(Yen in billion)

			Unit	2003			2004			2005			2006			2007		
				Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY
Income Statement	Net sales			373.4	100	109	375.4	100	101	400.2	100	107	445.4	100	111	504.2	100	113
	Operating income			52.0	13.9	100	51.1	13.6	98	49.3	12.3	96	46.4	10.4	94	63.2	12.5	136
	Ordinary income			56.3	15.1	110	63.2	16.8	112	60.5	15.1	96	53.3	12.0	88	74.2	14.7	139
	Extra loss / (gain)			-			-			(70.1)	(17.5)		(3.1)	(0.7)		-		
	Net income			32.0	8.6	109	44.3	11.8	138	84.1	21.0	190	39.2	8.8	47	48.7	9.7	124
Segment Sales	Market	Domestic		204.9	55	100	212.2	57	104	209.8	52	99	226.3	51	108	235.0	47	104
		Export		168.4	45	123	163.1	43	97	190.4	48	117	219.1	49	115	269.2	53	123
	Business	Tire		280.1	75	109	278.9	74	100	300.2	75	108	336.7	76	112	392.0	78	116
		Diversified		93.3	25	108	96.5	26	104	100.0	25	104	108.6	24	109	112.2	22	103
				(Export/total sales)			(Export/total sales)			(Export/total sales)			(Export/total sales)			(Export/total sales)		
	Export	Tire		159.0	(57)	123	153.7	(55)	97	180.3	(60)	117	206.9	(61)	115	256.0	(65)	124
		Diversified		9.4	(10)	114	9.4	(10)	101	10.0	(10)	107	12.1	(11)	120	13.1	(12)	109
Exchange rate		US$	Yen/$	119		92	109		92	106		97	116		109	120		103
		Euro	Yen/€	132		114	133		101	136		102	142		104	160		113
Investment	Capital expenditure			18.8		113	27.0		144	30.0		111	32.8		109	32.9		100
	(Tire production)			8.8		153	16.4		186	18.6		113	18.1		97	19.9		110
	(Diversified production)			1.8		53	2.9		161	2.6		90	4.1		158	3.6		87
	(R&D)			7.0		135	6.0		86	7.4		123	7.6		103	6.4		85
	(Others)			1.1		52	1.8		164	1.5		83	3.1		207	3.0		96
	Loan and investment			17.2		12	8.9		52	(2.7)		-	28.2		+	1.0		4
	Total investment			36.0		23	36.0		100	27.3		76	61.0		223	34.0		56
Costs & Expenses	Labor cost			63.5	17.0	104	56.6	15.1	89	56.1	14.0	99	57.4	12.9	102	59.5	11.8	104
	R&D			28.9	7.7	114	28.3	7.6	98	32.1	8.0	113	34.3	7.7	107	33.1	6.6	97
	Depreciation			19.1	5.1	100	19.7	5.3	103	23.1	5.8	117	25.5	5.7	110	26.7	5.3	105
	Interest			(7.9)	(2.1)	224	(12.7)	(3.4)	160	(11.1)	(2.8)	87	(10.4)	(2.3)	94	(13.3)	(2.6)	127
No. of Employee				12,599		100	12,535		99	12,893		103	13,628		106	14,382		106

(2) Financial Highlights (full year)

(Yen in billion)

			Unit	2003			2004			2005			2006			2007		
				Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Actual	%	vs.PY	Plan	%	vs.PY
Income Statement	Net sales			765.6	100	103	789.0	100	103	855.0	100	108	945.8	100	111	1,030.0	100	109
	Operating income			105.5	13.8	85	109.9	13.9	104	115.7	13.5	105	95.2	10.1	82	108.0	10.5	113
	Ordinary income			107.5	14.0	91	124.7	15.8	116	124.4	14.6	100	99.5	10.5	80	116.0	11.3	117
	Extra loss / (gain)			(0.5)	(0.1)		-			(64.4)	(7.5)		5.1	0.5		-		
	Net income			63.0	8.2	185	84.3	10.7	134	116.3	13.6	138	61.5	6.5	53	77.0	7.5	125
Segment Sales	Market	Domestic		437.0	57	95	457.4	58	105	465.6	54	102	501.1	53	108	515.0	50	103
		Export		328.5	43	118	331.5	42	101	389.3	46	117	444.7	47	114	515.0	50	116
	Business	Tire		573.2	75	103	591.4	75	103	645.1	75	109	720.8	76	112	801.0	78	111
		Diversified		192.3	25	104	197.5	25	103	209.8	25	106	225.0	24	107	229.0	22	102
				(Export/total sales)			(Export/total sales)			(Export/total sales)			(Export/total sales)			(Export/total sales)		
	Export	Tire		310.1	(54)	118	312.8	(53)	101	366.9	(57)	117	419.3	(58)	114	489.0	(61)	117
		Diversified		18.4	(10)	109	18.7	(9)	102	22.3	(11)	120	25.3	(11)	113	26.0	(11)	102
Exchange rate		US$	Yen/$	116		93	108		93	110		102	116		105	118		102
		Euro	Yen/€	131		111	134		102	137		102	146		107	155		106
Investment	Capital expenditure			45.0		116	63.4		141	67.9		107	73.5		108	87.0		118
	(Tire production)			22.3		126	35.4		159	39.4		111	41.9		106	52.0		124
	(Diversified production)			4.7		68	6.3		134	7.1		113	8.1		113	11.0		136
	(R&D)			15.4		147	16.6		108	17.6		106	18.2		103	17.0		93
	(Others)			2.6		70	5.2		200	3.8		74	5.3		139	7.0		131
	Loan and investment			14.2		9	22.1		156	14.6		66	26.9		184	5.0		19
	Total investment			59.3		29	85.5		144	82.6		97	100.5		122	92.0		92
Costs & Expenses	Labor cost			127.5	16.7	105	116.9	14.8	92	113.0	13.2	97	116.9	12.4	103	121.0	11.7	104
	R&D			58.2	7.6	114	59.7	7.6	103	65.6	7.7	110	70.5	7.5	108	70.0	6.8	99
	Depreciation			38.7	5.1	100	41.1	5.2	106	47.1	5.5	115	52.3	5.5	111	63.0	6.1	120
	Interest			(8.9)	(1.2)	235	(18.2)	(2.3)	204	(12.6)	(1.5)	69	(13.3)	(1.4)	105	(16.0)	(1.6)	120
Fund	Borrowing			230.0			230.0			230.0			230.0			210.0		
No. of Employee				12,480		99	12,529		100	13,027		104	13,778		106			

3. Change Factors vs. PY

(1) Consolidated

		2007 1H Actual	2007 FY Forecast
Sales (Yen in billion)	Forex impact	+75.0	+65.0
	Bandag	+10.0	+70.0
	Volume, Price, Mix etc.	+105.8	+243.7
	Total	+190.8	+378.7
Operating income (Yen in billion)	Forex impact	+14.0	+10.0
	Raw materials	(20.0)	(37.0)
	Depreciation	(4.6)	(18.4)
	Volume, Price, Mix etc.	+28.4	+69.5
	Total	+17.8	+24.1

(2) Parent Company

		2007 1H Actual	2007 FY Forecast
Sales (Yen in billion)	Forex impact	+16.0	+13.0
	Volume, Price, Mix etc.	+42.8	+71.1
	Total	+58.8	+84.1
Operating income (Yen in billion)	Forex impact	+10.0	+9.0
	Raw materials	(14.0)	(24.0)
	Depreciation	(1.2)	(10.7)
	Labor cost	(2.1)	(4.1)
	Volume, Price, Mix etc.	+24.0	+42.5
	Total	+16.7	+12.7

4. Japanese Tire Business Overview

(1) Demand Forecast in Japan (published by JATMA on Jul 17, 2007)

	2007 Forecast	
	(10,000 units)	vs. PY(%)
OE	5,514	102
REP	6,909	96
Others(*)	928	98
Total	13,352	98
EXP	7,522	103

(*) Tires for construction vehicles, motorcycles etc.

(2) Sales Channels in Japan (no. of shops)

	End of 2005	End of 2006	June 2007	End of 2007(F)
Tire Kan	461	469	472	480
Cockpit	129	120	118	115
Mr. Tireman	648	662	663	665

(3) Tire Production and Capacity Utilization in Japan

	Tire Production (10,000 tons)		Capacity Utilization (%)	
	2006	2007(F)	2006	2007(F)
1H	32	32	98	96
2H	32	32	98	98
Full Year	64	64	98	97

(4) Sales Composition (rubber weight base,%)

	2006 1H	2007 1H
REP	21	19
OE	17	17
EXP	62	64
Total	100	100

(5) Export Sales Composition by Region (value base,%)

	2006 1H	2007 1H	(Growth rate vs. PY)
The Americas	31	29	114
Europe	24	29	150
Asia	16	14	110
Middle East	10	10	117
Others	19	18	119
Total	100	100	123

(6)Stud-less Tire Sales Forcast

	2007 Forcast	
	(10,000 units)	vs.PY(%)
For Passenger car	610	91
For Light truck	155	93
For Truck/Bus	100	101
Total	865	92

(7)Year-on-Year Sales Growth of Replacement Tire (unit base, %)

			2005	2006	2007		
			FY	FY	1H	2H(F)	FY(F)
N.America	PSR/LTR	REP	104	94	99	105	102
		OE	93	98	105	88	97
		Total	101	95	100	100	100
	TBR	REP	98	99	102	107	105
		OE	114	117	79	81	80
		Total	103	105	94	98	96
Europe	PSR/CVR	REP	102	100	106	113	109
		OE	113	100	102	104	103
		Total	106	100	104	110	107
	TBR	REP	100	103	112	111	111
		OE	122	126	126	124	125
		Total	104	108	116	114	115

BRIDGESTONE
PASSION for EXCELLENCE

Financial Results for First Half of Fiscal 2007

Bridgestone Corporation
August 9, 2007

BRIDGESTONE
PASSION for EXCELLENCE

Fundamental Management Policy



Goal

Establish the status of being the undisputed world No. 1 both in name and reality

Fundamental Management Policy

1. To always aim for "the higher level" and to be the best in the world in all of our products and services
2. To clarify the long-term strategy and to proceed with the integration and expansion of business domain
3. To aim for the real global corporation, adopting strategic business unit (SBU) organization
4. To aim for the optimum management for the entire group, utilizing Mid-term Management Plan

Consolidated Results for First Half of Fiscal 2007

(Yen in billions)

	2006 1H Results	2007 1H Results	vs. PY(%)	Reference May '07 Announcement: 2007 1H Projections
Net Sales	1,424.8	1,615.6	+13	1,565.0
Operating income	84.1	102.0	+21	89.0
Ordinary income	70.8	91.3	+29	72.0
Net income	32.8*	52.9	+61	45.0
Yen/US dollar rate:	116	120	+4	118
Yen/Euro rate:	142	160	+18	156

* Including extraordinary items due mainly to plant restructuring costs in the Americas during the first half of fiscal 2006: net loss JY 10.6 billions

Analysis of Consolidated Operating Income for First Half of Fiscal 2007



Yen in billions
120
100
80
60
40
20
0
84.1
Raw Materials (20.0)
Depreciation (4.6)
Volume, Price Mix, etc. +28.4
Foreign Exchange +14.0
Exchange rate sensitivity (full year)
1USD : 1.6 bil.
1EUR : 0.8 bil.
102.0
+17.8
2006 1H Results
2007 1H Results

BRIDGESTONE
PASSION for EXCELLENCE

Consolidated Projections for Fiscal 2007

(Yen in billions) — Reference June '07 Announcement

	2006 Results	2007 Projections	vs. PY(%)	Reference June '07 Announcement: 2007 Projections
Net Sales	2,991.2	3,370.0	+13	3,350.0
Operating income	190.8	215.0	+13	211.0
Ordinary income	159.5	181.0	+13	170.0
Net income	85.1*	109.0	+28	106.0
Yen/US dollar rate:	116	118	+2	117
Yen/Euro rate:	146	155	+9	154

* Including extraordinary items due mainly to plant restructuring costs in the Americas during fiscal 2006: net loss JY 19.4 billions

BRIDGESTONE
PASSION for EXCELLENCE

Analysis of Consolidated Operating Income for Fiscal 2007



Yen in billions
240
220
200
180
160
140
120
100
80
60
40
20
0
Raw Materials
(37.0)
Depreciation
(18.4)
Volume, Price, Mix, etc.
+69.5
Foreign Exchange
+10.0
Exchange rate sensitivity
(full year)
1USD: 1.6 bil.
1EUR: 0.8 bil.
190.8
215.0
+24.1
2006 Results
2007 Projections

BRIDGESTONE
PASSION for EXCELLENCE

Financial Results for First Half and Fiscal 2007 : Japan segment

(Yen in billions)

	2006 1H Results	2007 1H Results	vs. PY(%)	2006 Results	2007 Projections	vs. PY(%)
Net sales	593.7	658.5	+11	1,255.6	1,364.0	+9
Operating income	53.3	68.1	+28	117.5	128.0	+9
Operating ratio (%)	9.0	10.3		9.4	9.4	

BRIDGESTONE
PASSION for EXCELLENCE

Financial Results for First Half and Fiscal 2007 : The Americas segment

(Yen in billions)

	2006 1H Results	2007 1H Results	vs. PY(%)	2006 Results	2007 Projections	vs. PY(%)
Net sales	644.3	725.2	+13	1,333.5	1,519.0	+14
Operating income	20.1	18.8	(6)	42.0	45.0	+7
Operating ratio (%)	3.1	2.6		3.2	3.0	

BRIDGESTONE
PASSION for EXCELLENCE

Financial Results for First Half and Fiscal 2007 : Europe segment

(Yen in billions)

	2006 1H Results	2007 1H Results	vs. PY(%)	2006 Results	2007 Projections	vs. PY(%)
Net sales	199.2	251.9	+26	418.4	499.0	+19
Operating income	6.5	7.9	+21	14.8	16.0	+8
Operating ratio (%)	3.3	3.1		3.6	3.2	

BRIDGESTONE
PASSION for EXCELLENCE

Financial Results for First Half and Fiscal 2007 : Other regions segment

(Yen in billions)

	2006 1H Results	2007 1H Results	vs. PY(%)	2006 Results	2007 Projections	vs. PY(%)
Net sales	210.0	262.0	+25	441.2	529.0	+20
Operating income	9.5	17.2	+81	20.2	33.0	+63
Operating ratio (%)	4.6	6.6		4.6	6.2	

BRIDGESTONE
PASSION for EXCELLENCE

Dividends

(yen per share)

Interim dividend (Payments commerce: September 3, 2007)	13 yen
Year-end dividend (forecast)	13 yen
Annual dividend (forecast)	26 yen

BRIDGESTONE
PASSION for EXCELLENCE

Fundamental Management Policy
and
Related Initiatives in First Half of Fiscal 2007

BRIDGESTONE
PASSION for EXCELLENCE

"The higher level" in products and materials technology and production technology



Kitakyushu

Product: Large and ultralarge radial tires for mining and construction equipment
Location: Kitakyushu, Fukuoka pref., Japan
Start production: Second half of 2009 (planned)
Production capacity: about 30 tons/day (new rubber)
Investment: about ¥28.5 billion



Tokyo plant

Product: Radial tires for Aircrafts
Location: Kodaira, Tokyo, Japan
Start production: Second half of 2008 (planned)
Production capacity: Doubled relative to the current level (including Kurume plant)
Investment: about ¥5.0 billion



Monterrey plant

Product: Radial tires for passenger cars and light trucks
Location: Monterrey, Nuevo Leon, Mexico
Production capacity: about 8,000 tires/day
Investment: about $220 million (about ¥23 billion)

BRIDGESTONE
PASSION for EXCELLENCE

Business integration / expansion with long-term strategy



New tires + **Retread tires**



The global Bridgestone group will provide even better service to our customers by offering a comprehensive tire maintenance solution, backed by a complete line of new and retread truck tire offerings.

This combination can also lead to a more effective utilization of natural resources and minimize the number of tires that might be prematurely taken out of service, all of which contributes to the well-being of our environment.

BRIDGESTONE
PASSION for EXCELLENCE

Disclaimer

Statements made in this presentation with respect to Bridgestone's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Bridgestone. Forward-looking statements include, but are not limited to, those statements using words such as "believe," "expect," "plans," "strategy," "prospects," "forecast," "estimate," "project," "anticipate," "may" or "might" and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Bridgestone cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Bridgestone to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Bridgestone disclaims any such obligation.

BRIDGESTONE
PASSION for EXCELLENCE

End

BRIDGESTONE

PASSION *for EXCELLENCE*

BRIDGESTONE

NEWS RELEASE
NEWS RELEASE
NEWS RELEASE

FOR IMMEDIATE RELEASE
Contact: Media Center
(81-3) 3563-6811

BRIDGESTONE CORPORATION
Public Relations
10-1,Kyobashi 1-chome,Chuo-ku,Tokyo 104-8340 Japan
Phone : (03)3563-6811
Fax : (03)3567-4815

Bridgestone to Raise Dividend Projection

Tokyo (August 9, 2007) — Bridgestone Corporation announced today that at its meeting on August 9, 2007, the Board of Directors declared interim dividends of ¥13 per share. Management also revised their dividend projection for the year-end dividends to ¥13 per share and for the full year of 2007 to total ¥26 per share.

Bridgestone's basic policy of profit distribution is to maintain stable payments of dividends. In light of the favorable financial forecast for 2007 and in response to the continued support of shareholders, management has revised the projected dividend per share amount.

Bridgestone dividends

	Dividends per share		
	Interim	Year-end	Total
Original dividend projection announced on February 20, 2007	¥12	¥12	¥24
Revised dividend projection	¥13	¥13	¥26
Dividends paid for fiscal 2006 (reference)	¥12	¥12	¥24

Bridgestone Corporation, headquartered in Tokyo, is the world's largest tire and rubber company. In addition to tires for use in wide variety of applications, it manufactures a broad range of diversified products, which include industrial rubber and chemical products and sporting goods. Its products are sold in over 150 nations and territories around the world.

-end-

END